EXHIBIT 23.01
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2009, relating to the financial statements and financial statement schedule of Northern Illinois Gas Company (which expresses an unqualified opinion and includes an explanatory paragraph related to a change, in 2007, in the method of recognizing and measuring income tax positions, and a change, in 2008, in the method of offsetting amounts related to certain contracts), and the effectiveness of Northern Illinois Gas Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Northern Illinois Gas Company for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 25, 2009